SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13E-3
(Rule 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3
TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Flint River Bancshares, Inc.
(Name of Issuer)

Taylor D. Bankston	Charles M. Jones, III
Joe Bostick, Jr.	W. Jerry Kennedy
Robert L. Bostick	Gerald E. Lewis
Mark W. Briggs	Tom S. Pinson, Sr.
Michael G. Briggs	Jane W. Timmons
Brent W. Collins	Lee Williams
Robert W. Hutson, III	Lawrence B. Willson
Phyllis P. Hydrick
(Names of Person(s) Filing Statement)

Common Stock
(Title of Class of Securities)

(CUSIP Number of Class of Securities)

Gerald E. Lewis
Chief Executive Officer
Flint River Bancshares, Inc.
260 Highway 19 North
Camilla, Georgia 31730
(229) 336-5666
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy To:

Joel B. Carter, Esq.
Powell Goldstein LLP
One Atlantic Center - Fourteenth Floor
1201 West Peachtree Street NW
Atlanta, Georgia 30309
(404) 572-6600

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐ The filing of a registration statement under the Securities Act of 1933.
c.	☐ A tender offer.
d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$241,623	$48.32
*
For purposes of calculating the fee only. This amount assumes 31,097 shares of common stock of the subject company will be exchanged for 31,097 shares of Series A Preferred Stock of the subject company. Pursuant to Rule 0-11(a)(4), the transaction value is based on the book value of the subject company common stock as of June 30, 2005, which was $7.77 per share. The amount of the filing fee equals one-fiftieth of one percent of the aggregate transaction value.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registra-tion statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$48.32	Filing Party:	Flint River Bancshares, Inc.

Form or Registration No.:	Schedule 13E-3	Date Filed:	September 7, 2005

TRANSACTION STATEMENT UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

This Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Amended Schedule”) is being filed by the filing persons listed on the cover of this Amended Schedule in connection with the amendment to the articles of incorporation (the “Articles of Amendment”) of Flint River Bancshares, Inc. (“Flint River” or the “Company”), which provides for the reclassification of shares of the Company’s common stock held by shareholders of record of 200 or fewer shares into the Company’s Series A Preferred Stock (“the “Reclassification”). The Reclassification is designed to reduce the number of shareholders of record of the Company’s common stock to below 300 in order to allow the Company to terminate registration of its common stock under Section 15 of the Securities Exchange Act of 1934 (the “Exchange Act”). A copy of the Articles of Amendment is attached as Appendix A to the Proxy Statement filed by the Company as an exhibit to this Amended Schedule and is incorporated by reference herein (the “Proxy Statement”). The Proxy Statement relates to a special meeting of shareholders at which Flint River’s shareholders will consider and vote upon the Articles of Amendment.

The Company’s Rule 13-e3 Transaction Statement on Schedule 13E-3 was initially filed with the Securities and Exchange Commission on September 7, 2005. All information contained in this Amended Schedule concerning the Company has been supplied by the Company. The information contained in the Proxy Statement, including all appendices, is hereby incorporated by reference. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Proxy Statement.

Item 1.	Summary Term Sheet

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SUMMARY TERM SHEET.”

Item 2.	Subject Company Information

The required information is incorporated herein by reference to the caption to the Notice of the Special Meeting of Shareholders contained in Exhibit 1 and to the sections of Exhibit 1 entitled “INFORMATION ABOUT FLINT RIVER AND ITS AFFILIATES —Market for Common Stock and Dividends and —Description of Common Stock.”

Item 3.	Identity and Background of Filing Person

The business address and telephone number of each filing person listed on the cover of this Amended Schedule is c/o Flint River Bancshares, Inc., 260 Highway 19 North, Camilla, Georgia 31730, telephone (229) 336-5666. Each filing person is a citizen of the United States and a director or executive officer of Flint River. Gerald E. Lewis is also the Chief Executive Officer of Flint River. The other required information regarding the filing persons and persons specified in Instruction C to the Amended Schedule is incorporated herein by reference to the section of Exhibit 1 entitled “INFORMATION ABOUT FLINT RIVER AND ITS AFFILIATES —Directors and Executive Officers.”

Item 4.	Terms of the Transaction

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS—Requirements for Shareholder Approval,” “SPECIAL FACTORS —Purpose of the Reclassification, —Reasons for the Reclassification, —Effects of the Reclassification on Flint River, —Federal Income Tax Consequences of the Reclassification, and —Recommendation of the Board of Directors; Fairness of the Reclassification,” and “PROPOSAL: APPROVAL OF THE ARTICLES OF AMENDMENT —Description of the Articles of Amendment and —Dissenters’ Rights.”

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS —Alternatives Considered—Business Combination and —Recommendation of the Board of Directors; Fairness of the Reclassification—Substantive Fairness,” and “INFORMATION ABOUT FLINT RIVER AND ITS AFFILIATES —Recent Affiliate Transactions in Flint River Stock and —Related Party Transactions.”

Item 6.	Purposes of the Transaction and Plans or Proposals

The shares of common stock reclassified to Series A Preferred Stock in the transaction will be cancelled and become authorized but unissued common stock. Other than the Reclassification described in response to Item 4, there are no plans, proposals or negotiations relating to or that would result in:

(1)	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Flint River or its subsidiary;

(2)	any purchase, sale or transfer of a material amount of assets of Flint River or its subsidiary;

(3)	any material change in Flint River’s present dividend rate or policy or in its indebtedness or capitalization;

(4)
any change in Flint River’s present board of directors or management, including but not limited to plans or proposals to change the number or term of directors or to fill any existing vacancies on the board or to change any material term of any executive officer’s employment contract;

(5)	any other material change in Flint River’s corporate structure or business;

(6)
any class of Flint River’s equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

(7)
except as disclosed in response to Item 7 relating to the prospective termination of registration of the Flint River common stock under the Exchange Act, any class of Flint River’s equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; or

(8)	except as described in response to Item 7, the suspension of Flint River’s obligation to file reports under Section 15(d) of the Exchange Act.

Item 7.	Purposes, Alternatives, Reasons and Effects

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS —Purpose of the Reclassification, —Alternatives Considered, —Reasons for the Reclassification, —Pro Forma Effect of the Reclassification, —Effects of the Reclassification on Flint River, —Effects of the Reclassification on Affiliates, —Effects of the Reclassification on Shareholders Generally, —Federal Income Tax Consequences of the Reclassification and —Determination of Fairness by Flint River Affiliates,” and “PRO FORMA CONSOLIDATED FINANCIAL INFORMATION.”

Item 8.	Fairness of the Transaction

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS —Recommendation of the Board of Directors; Fairness of the Reclassification and —Determination of Fairness by Flint River Affiliates.”

Item 9.	Reports, Opinions, Appraisals and Negotiations

Neither Flint River nor any of its affiliates have received any reports, opinions (other than an opinion from counsel) or appraisals from an outside party that is materially related to the Reclassification.

Item 10.	Source and Amount of Funds or Other Consideration

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “PROPOSAL: APPROVAL OF THE ARTICLES OF AMENDMENT—Source of Funds and Expenses.”

Item 11.	Interest in Securities of the Subject Company

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION ABOUT FLINT RIVER AND ITS AFFILIATES —Stock Ownership by Affiliates and —Recent Affiliate Transactions in Flint River Stock.”

Item 12.	The Solicitation or Recommendation

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS—Recommendation of the Board of Directors; Fairness of the Reclassification.”

Item 13.	Financial Statements

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA” and “PRO FORMA CONSOLIDATED FINANCIAL INFORMATION” and to Appendices C and D thereto.

Item 14.	Persons/Assets Retained, Employed, Compensated or Used

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS—Solicitation of Proxies.”

Item 15.	Additional Information

Not applicable.

Item 16.	Exhibits

1.	Preliminary Proxy Statement, Notice of the Special Meeting of Shareholders, and related cover letter, including:

Appendix A	Amendment to the Articles of Incorporation

Appendix B	Article 13 of the Georgia Business Corporation Code

Appendix C	Flint River Bancshares, Inc. Financial Statements as of and for the Year Ended December 31, 2004

Appendix D	Flint River Bancshares, Inc. Financial Statements as of and for the Six Months ended June 30, 2005

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 3, 2005		FLINT RIVER BANCSHARES, INC.

		By:	/s/ Gerald E. Lewis
Gerald E. Lewis
Chief Executive Officer

OTHER FILING PERSONS:

/s/ Taylor D. Bankston

/s/ Joe Bostick, Jr

/s/ Robert L. Bostick

/s/ Mark W. Briggs

/s/ Michael G. Briggs

/s/ Brent W. Collins

/s/ Robert W. Hutson, III

/s/ Phyllis P. Hydrick

/s/ Charles M. Jones, III

/s/ W. Jerry Kennedy

/s/ Tom S. Pinson, Sr.

/s/ Jane W. Timmons

/s/ Lee Williams

/s/ Lawrence B. Willson

EXHIBIT INDEX

1.	Preliminary Proxy Statement, Notice of the Special Meeting of Shareholders, and related cover letter, including:

Appendix A	Amendment to the Articles of Incorporation

Appendix B	Article 13 of the Georgia Business Corporation Code

Appendix C	Flint River Bancshares, Inc. Financial Statements as of and for the Year Ended December 31, 2004

Appendix D	Flint River Bancshares, Inc. Financial Statements as of and for the Six Months ended June 30, 2005